UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Mitte Corp.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> September 4, 2018

Physical address of issuer
c/o WG Service Partners LLC, 100 Wall Street, 10th floor, New York, NY 10005

Website of issuer
www.mitte.co

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2.0% of the amount raised in the form of the Securities being issued in this Offering

Type of Security offered
Crowd Simple Debt Agreement

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$100,000.00

Deadline to reach the target offering amount
March 7th, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 7, 2019

FORM C

Up to $100,000.00

Mitte Corp.



Crowd Simple Debt Agreements

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Mitte Corp., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in the form of a loan to the Company through the Crowd Simple Debt Agreements (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The Company intends to raise at least $25,000.00 and up to $100,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time. The Company reserves the right to accept or reject, in whole or in part, any subscription for the Securities being offered hereby any reason including, but not limited to, the financial sophistication of the Purchaser.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "Intermediary").

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$100,000.00	$6,000.00	$94,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   OpenDeal Portal LLC dba "Republic" will receive, in addition to a 6% fee payable in cash from the proceeds of the offering, 2% of the amount raised in the form of the Securities being issued in this Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "Commission") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or materials. These Securities are offered under an exemption from registration; however, neither the Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company is filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) and must file a report with the Commission annually and post the report on its website at www.mitte.co no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by: 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 7, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering. The Company:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE PURCHASER LIVES WITHIN CANADA, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIMETRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers, directors or affiliated agents may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.mitte.co

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Mitte Corp. (the "Company") is a Delaware Corporation, formed on September 4, 2018.

The Company is located at c/o WG Service Partners LLC, 100 Wall Street, 10th floor, New York, NY 10005.

The Company's website is www.mitte.co.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Mitte Corp. is the wholly owned subsidiary of Mittemitte GmbH, a corporation domiciled in Germany ("Parent Company" or "Mittemitte"). Mitte Corp., an exclusive distributor of Parent Company's products in the United States. The Parent Company designs, manufactures, and markets smart appliances that purify and mineralize water for drinking purposes. The Parent Company also designs, manufactures and markets the consumables needed for such appliances.

The rest of this page is intentionally left blank

The Offering

Minimum amount Crowd Simple Debt Agreements being offered	25,000
Total Crowd Simple Debt Agreements outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of Crowd Simple Debt Agreement being offered.	100,000
Total amount of Crowd Simple Debt Agreement outstanding after Offering (if maximum amount reached)	100,000*
Purchase price per unit of Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 7th, 2019
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	The Securities do not have voting rights.

*The total number of Crowd Simple Debt Agreements outstanding is subject to increase in an amount equivalent to OpenDeal Portal LLC dba Republic's commission of 2% of the Securities issued in the Offering.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date we have no revenue and we do not anticipate generating revenue in the near-term future. We currently rely on external financing.
We are a start-up company. While we intend to generate revenue from our business of distributing smart water purifiers, we cannot guarantee that we will generate revenue or that such revenue will be sufficient to cover our operating expenses. Nor can we provide assurances as to when we will begin generating revenue. **The Company may never generate revenue sufficient to make the required interest and principal payments under the Securities. You should not purchase Securities unless you can afford to lose all of your investment.**

In the event we exhaust the net proceeds of this offering of the Securities prior to such time as we begin generating sufficient revenue to satisfy our operating expenses we will need to once again rely on external financing. We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. See "*We may face difficulties in obtaining capital*" below.

We have a no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on September 4, 2018 and have not yet commenced operations. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face difficulties in obtaining capital.
We may have difficulty raising needed capital in the future. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We expect that we will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations.

We depend on the production and design capabilities of our parent company.
The business of the Company is the U.S. distribution of smart water purification and mineralization systems which are designed and produced by Mittemitte GmbH ("Mittemitte"), our parent company. As a result, we will depend on Mittemitte to enable us to execute our business plan. If Mittemitte is unable, for any reason, to deliver production on a timely basis, sufficient to meet U.S. demand, our distribution business will suffer, and we may be unable to make payments on the Securities on a timely basis or at all. For example, Mittemitte has undergone a financing round (Series A) in order to finance the manufacturing of the product and go to market. Based on Mittemitte's current proposed plans and assumptions about future market conditions, Mittemitte anticipates that the net proceeds of this financing will be sufficient to fund its operations, including satisfying the capital needs of the Company, for the next 9-18 months. However, external events beyond Mittemitte's control or changes in Mittemitte's business plan could affect this timetable. In the event that sales and future sources of revenue are not sufficient for Mittemitte to execute its business plan and Mittemitte is unable to raise additional capital, it will be unable to execute its business plan and/or satisfy the capital needs of the Company. In such circumstances the future operations of Mittemitte, and in turn, the Company would be in jeopardy.

We depend on our parent company to finance our operations until we generate revenue.
The proceeds of this offering will go primarily to fund marketing. The Company will depend on Mittemitte to fund its day-to-day operations until such time as the Company generates sufficient revenue. Such day-to-day operational expenses include the costs of importing the products and the costs of distribution, as well as payments due under the terms of the Securities. As stated above, Mittemitte believes it has sufficient capital to fund these expenses, in addition to its own expenses, for a period of 9-18 months. However, these projections are based upon assumptions

which could turn out to be incorrect or could be affected by external events. In addition, once the Company does begin generating revenues it will be encumbered by the need to repay the funding previously provided by Mittemitte.

The development and commercialization of our product is highly competitive.
We face competition with respect to any products that we may seek to distribute in the future. The competitors of Mittemitte and, in turn, the Company include major companies worldwide. Many of these competitors have significantly greater financial, technical and human resources than Mittemitte and superior expertise in research and development and marketing approved products than us, and thus may be better equipped than us to develop and commercialize products. Accordingly, Mittemitte and our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from the products we distribute.

Mittemitte relies on other companies to provide major components for the products.
Mittemitte depends on these suppliers and subcontractors to meet its contractual obligations to us. As a result, our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom Mittemitte delegates manufacture of major components or subsystems for the products, or from whom they acquire such items, do not provide major components which meet required specifications and perform to our and our customers' expectations. Mittemitte's suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of the products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or

not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is expected to be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. Currently the Company has no employees and we will need to hire personnel. We face intense competition for personnel. If we experience difficulties in hiring and retaining personnel in key positions we could suffer from loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

There are no audited financial statements of the Company available.

The financial statements provided have not been audited, nor reviewed by an accounting firm. The Company's officers are solely self-certifying the financial statements. If you feel the information provided is insufficient you should not invest in the Company.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Among the services we offer with our products is an app that tracks the consumer's usage of our products and automatically delivers replacement cartridges. Such services require us to maintain certain private customer data including customer names, addresses and credit card information. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business margins, revenues and competitive position.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Moritz Waldstein Wartenberg who is the sole Director and Officer of the Company, as well as the Chief Executive Officer of Mitteitte GmbH, the parent company. The Company intends to enter into employment agreements with qualified individuals in the future although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Moritz Waldstein Wartenberg or any future member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in

jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment. While our Parent Company, Mittemitte, is well capitalized, the decision whether to recapitalize the Company should funding fall through will lie solely with Mittemitte's officers, directors and key employees and not the Company.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies.

The Company is dependent on Moritz Waldstein Wartenberg in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to Mr. Wartenberg in the event of his death or disability. Therefore, if Moritz Waldstein Wartenberg dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as kegs, bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

- the price of our products relative to other competing products;

- price increases resulting from rising commodity costs;

- any changes in government policies and practices related to our products, labeling and markets;

- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

- new science or research that disputes the healthfulness of our products; and

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

Mittemitte currently depends exclusively on a few third-party co-manufacturers to manufacture for all of the products.
The loss of these co-manufacturers or the inability of these co-manufacturers to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.
The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Our products must be imported into the United States from a foreign country.
Importing the products to the United States requires completion of custom forms paying import duties, the amount of duties may be material as well as difficult to predict and very volatile. Navigation by the Company of the applicable customs regulations may also entail significant legal and operational costs. Such costs, combined with duties, may affect the Company's costs to sell in the United States to an extent that is difficult to predict.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Securities will be effectively subordinate to any of our debt that is secured.
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding. Please see "*We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due*" for further details on how incurring more debt may lessen a Purchaser's ability to be repaid.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.
We are not restricted from incurring additional secured or unsecured debt or other liabilities. If we incur additional debt or liabilities, your Security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or

other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction. We have linked these triggers to affiliated entities of the Company, this means that a default by our Parent Company or a change in business could trigger the default of the Securities; while this may provide additional avenues for Purchasers to declare the Securities in default, there is no guarantee that the Company will have the necessary cash on hand to repay or repurchase the Securities at the time of an Affiliate triggers an acceleration event.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities.
Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

You will not have a vote or influence on the management of the Company.
Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

We will rely on Escrow Agent, an independent third party, to act as paying agent for the interest and principal repayments.
We plan on utilizing PrimeTrust, LLC ("paying agent") as the paying agent for all payments of interest and principal due to Purchasers. Using the paying agent will mean that the Company will incur additional costs in the repayment of the Securities. Purchasers may also see a delay in the receipt of interest or principal repayment due to the delay of the paying agent; Purchasers agree to not hold the Company accountable for delays caused by the paying agent. If the paying agent fails

to make timely payment or to make payments to the correct accounts of the Purchasers, it could reduce the return of the Purchaser.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Mitte Corp. is an exclusive distributor of Mittemitte GmbH (German parent company) products in the United States. Mittemitte GmbH designs, manufactures, and markets smart appliances that purify and mineralize water for drinking purposes. Mittemitte GmbH also designs, manufactures and markets the consumables needed for such appliances to work.

Business Plan

In order to disrupt the way water is consumed at home and to reduce the need for plastic bottles, the Company sells a smart appliance that can create safe mineralized water at home. The system works in two steps: first, it purifies the water with a proprietary technology based on distillation, and then it enhances it with essential minerals thorough a mineral cartridge. The Company's business model relies on the continuous sales of these consumables (mineral cartridges for the time being) needed to operate the machine. The Company is committed to offer the best user experience to our consumers, to ensure a long consumer lifetime value and a high value capture during the lifetime of the product. The system is digitally integrated and operates with a companion app, which enhances the user experience and enables our business model by tracking the amount of water dispensed and therefore the usage of the consumables, offering consumers a smart delivery and replenishment of said consumables. We have started with a premium B2C system, but the plan is to apply the same business model logic and develop products that delivery healthy water to our customers in environments other than homes, such as on the go, at the office, etc. We have already started carrying out pre-sales and currently intend to hit the market mid 2019. We will initially sell directly to consumers through our online store in order to establish close relationships with our consumers and gain knowledge of the market. We currently intend to include further retail channels approximately 6 months after launch.

History of the Business

Mitte Corp. is a wholly-owned subsidiary of Mittemitte GmbH, a German company. This parent company has recently undergone a financing round of USD 10.6 million (Series A) in order to finance the manufacturing and go to market of the company's product.

The Company's Products and/or Services

Product / Service	Description	Current Market
Countertop Mineral Water Machine	Smart water purification and mineralization appliances and components	Global Home Purification Machines market is 20bn+ USD (growing 9.6 % YoY)

We intend to start distributing Mittemitte's products in the near future; at this time the Company is only collecting interested potential customers' information. The Company intends to sell the products online directly to end consumers and may include other retail channels further down the line.

Competition

The Company's primary competitors are bottled mineral water companies and home water purifier manufacturers.

The drinking water market is very competitive and fragmented. We compete mostly with premium mineral water brands and other functional water brands (e.g. alkaline water). We also compete with manufacturers of home water purifiers. Both competitors are usually multinational companies with significant financial resources to use on marketing and new product introduction. In order to compete we need to demonstrate how we are better in terms of water quality, cost and sustainability.

Supply Chain and Customer Base

100% of the products that will be distributed by the Company will be supplied by Mittemitte. The components needed to manufacture these products are sourced worldwide. Some components are very standard ones and are supplied by a variety of suppliers. Some others are custom made specifically for this product and are sourced together with our manufacturing partner.

The company's customers are expected to be individuals primarily living in the US west and east coast, who are mostly high-income earners, home owners and health conscious.

Intellectual Property

The Company does not own any intellectual property. The owner of all intellectual property relating to the products distributed by the Company is Mittemitte GmbH. Mitte Corp. will have the right and license to make use of Mittemitte GmbH IP as well as to marketing, selling and distributing the product

Governmental/Regulatory Approval and Compliance

In order to be able to sell our product in the United States, we need to get the following certifications for our product: - UL - FCC - FDA All these certifications are already contemplated both in our business plan and in our timeline.

Litigation

The Company is currently not subject to any litigation.

Other

The Company's principal address is c/o WG Service Partners LLC, 100 Wall Street, 10th floor, New York, NY 10005

The Company has no additional addresses.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$6,000
Estimated Accountant and Legal Fees	20.00%	$5,000	10.00%	$10,000
General Marketing	67.00%	$16,750	80.00%	$80,000
General Working Capital	7.00%	$1,750	4.00%	$4,000
Total	**100.00%**	**$25,000**	**100.00%**	**$100,000**

The Use of Proceeds chart is not inclusive of all fees paid and costs incurred in connection with the Offering, including payment processing and escrow related fees, all of which are due in advance of the closing of the Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Change of needs for accountant, change of accountant and lawyers fees, changes in marketing plan.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The sole director of the Company is listed below along with all positions and offices held at the Company and his principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Moritz Waldstein Wartenberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates

September 2018 – present: Sole Director, President, Treasurer and Secretary of the Company.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

February 2016 - present: CEO of Mittemitte GmbH (parent company of Mitte Corp.)
August 2015 - February 2016: Consultant at Waldstein Ventures

Education

ESCP Europe - Master in International Management // Unversitat Wien - Pre Degree, History // Armand Hammer United World College of the American West - International Baccalaureate //

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

The sole officer of the Company is Moritz Waldstein Wartenberg, whose educational background and qualifications are set forth above.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has zero employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of Security	Common Stock
Amount outstanding	100 Shares
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Common Stock will not affect the Securities issued pursuant to this Offering.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.00%

The Company currently has no debt securities outstanding.

Following the Offering, the total amount of outstanding indebtedness of the Company will be $25,000.00 if the Minimum Amount is raised and $100,000.00 if the Maximum Amount is raised.

Ownership

The company is wholly-owned subsidiary of Mittemitte GmbH.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Mittemitte GmbH	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Unaudited financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

We are a pre-revenue company which has recently been incorporated and has no operations in the US, so there are no significant components in our financial statement.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: - Carry out alpha and beta-testing with first machines from production - Build partnerships in our launch markets - Build operations and supply chain - Carry out commercial launch - Ramp up sales

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically allowing us to increase our marketing expense in our main launch market.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 100,000 of Securities for up to $100,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 7th, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $100,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the subscription process on the Intermediary's platform. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00, subject to adjustment in the Company's sole discretion.

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised.

Stock, Warrants and Other Compensation

2.0% of the amount raised in the form of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review a copy of the Security, included as Exhibit C to this Form C.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 5,000 shares of common stock, par value $0.01 per share, of which 100 common shares will be issued and outstanding.

Interest Payment and Amortization Schedule

The principal amount of a single Security or "Note" is $1.00. The Securities will not have any original issue discount. The Securities will pay interest at a rate of 10% per annum in cash.

The Securities will mature upon 60 months from the date of the closing of the Offering, as defined in the Crowd Simple Debt Agreement. The Securities are prepayable by the Company anytime. The Securities will not require a prepayment penalty.

Interest will accrue at a rate of 10% simple interest per annum. Interest payments will be due to Purchaser 15 calendar days after the first day of each annual anniversary of the closing date.

The Company may make payment in excess of the interest due upon the applicable year. Upon the 5th anniversary of the Note, the Company must repay the principal of the Note plus any accrued interest. The Company may repay the Note in full, before the maturity date, without penalty, so long as the minimum rate of return provided to the Purchasers is greater than or equal to 1.5x each such Purchaser's purchase price.

Security

The Securities are not secured.

Subordination

The Securities are not subordinate to other indebtedness of the Company but have no protections against being subordinated.

Events of Default

In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Securities, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company: If an affiliate of the Company fails to pay a material obligation or has a change in its business model.

Covenants

The Securities contain the following restrictive covenants, which will inhibit its ability to take certain actions: None.

Voting and Control

The Securities have the following voting rights: None

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities.

None

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not yet conducted transactions with related persons. However, the Company intends to enter into a distribution agreement with Mittemitte GmbH, the parent company. The Company intends that such agreement be on arm's length terms. However, no independent third party will review the fairness of the transaction.

Conflicts of Interest

Mr. Moritz Waldstein Wartenberg serves as both the sole Director and President of the Company and the Chief Executive Officer of the parent company. As a result, there may be times where there is a potential conflict of interest between Mr. Wartenberg's duties to the Company and his duties to the parent company. One such potential circumstance would be with respect to transactions between the Company and the parent company.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Signature Page Follows

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/MORITZ WALDSTEIN WARTENBERG

(Signature)

MORITZ WALDSTEIN WARTENBERG

(Name)

Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Moritz Waldstein Wartenberg

(Signature)

Moritz Waldstein Wartenberg

(Name)

Director

(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Moritz Waldstein Wartenberg, being the Director and Chief Executive of Mitte Corp., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2017 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2017, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2017, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Moritz Waldstein Wartenberg

(Signature)

Moritz Waldstein Wartenberg

(Name)

CEO

(Title)

January 7, 2019

(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Form Crowd Simple Debt Agreement
Exhibit D   Video Transcript

EXHIBIT A

Financial Statements

EXHIBIT B

Offering Page

EXHIBIT C

Form Crowd Simple Debt Agreement

EXHIBIT D

Video Transcript

Mitte Corp. Unaudited

Financial Statements September

4, 2018 (Inception)


MITTE CORP.
BALANCE SHEET
As of September 4, 2018
(Unaudited)


ASSETS

Current assets:		
Cash and cash equivalents	$	0
Accounts receivable		0
Inventory		0
Total current assets		0
Total assets	$	0

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Current liabilities:		
Accounts payable	$	0
Accrued interest		0
Deferred income taxes		0
Total liabilities		0
Long-term debt		0
TOTAL LIABILITIES		0
Stockholder's equity:		
Common stock (100 shares issued as of September 4, 2018, $0.01 par value)		1
Additional paid-in-capital		99
Subscription receivable		(100)
Retained earnings		0
Total stockholder's equity		0
Total liabilities and stockholders' equity	$	0

MITTE CORP. STATEMENT OF OPERATIONS
From Inception through September 4, 2018
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross profit (loss)		0
Operating expenses:		
General and administrative		0
Sales and marketing		0
Total operating expenses		0
Operating income		0
Interest expense		0
Pretax income		0
Provision for income taxes		0
Net income	$	0

MITTE CORP.
STATEMENT OF STOCKHOLDER'S EQUITY
From Inception to September 4, 2018
(Unaudited)

Common Stock

	Number of Shares	Amount	Additional Paid-in-capital	Subscription Receivable	Retained Earnings	Total Stockholder's Equity (Deficit)
Balance as of inception (September 4, 2018)	0	$ 0	$ 0	$ 0	$ 0	$ 0
Issuance of common stock	100	1	99	(100)	0	0
Net income	0	0	0	0	0	0
Balance as of September 4, 2018	100	$ 1	$ 99	$ (100)	$ 0	$ 0

MITTE CORP. STATEMENT OF
CASH FLOWS
For the Period from September 4, 2018 (Inception) to September 4, 2018
(Unaudited)

Cash flows from operating activities

Net income	$	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable		0
(Increase) decrease in accounts payable		0
(Increase) decrease in inventory		0
Increase (decrease) in deferred income taxes		0
Increase (decrease) in accrued interest		0
Net cash used in operating activities		0

Cash flows from investing activities

Purchase of property and equipment	0
Net cash used in investing activities	0

Cash flows from financing activities

Issuance of common stock	0
Proceeds from issuance of membership interests	0
Proceeds from issuance of SAFE notes	0
Receipt of proceeds from loans from founders	0
Net cash provided by financing activities	0

Net change in cash and cash equivalents		0
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period	$	0

Supplemental disclosure of cash flow information

Cash paid for interest	$	0
Cash paid for income taxes		0

MITTE CORP.
NOTES TO FINANCIAL STATEMENTS
As of September 4, 2018 (unaudited)

NOTE 1 - NATURE OF OPERATIONS

Mitte Corp. (which may be referred to as the "Company," "we," "us," or "our") is a subsidiary of Mittemitte GmbH ("Parent"). The Company was formed to expand the Parent's operations into the United States. The purpose of the Company is to be able to hire staff in the United States, import and sell products, enter into legal agreements with vendors, suppliers, partners, pay invoices and receive investments.

The Company incorporated on September 4, 2018 in the State of Delaware. The Company is in the process of establishing an office in the United States. The Company did not begin operations until 2018.

Since Inception, the Company has relied on securing loans to fund its operations. As of September 4, 2018, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of September 4, 2018, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of September 4, 2018, the Company had no of cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivabless are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is

limited and it has not experienced significant write-downs in its accounts receivable balances. As of September, 2018, the Company had no outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of September 4, 2018, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of September 4, 2018, as the Company had not yet begun operations.   The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of September 4, 2018, the unrecognized tax benefits accrual was zero as the Company had not yet begun operations.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of September 4, 2018, the Company had recognized no sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The income tax returns for 2018 will be filed after the fiscal year has ended on December 31, 2018

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY

The Company is 100% owned by the Parent. The Company intends to keep the funds raised in the United States in the United States and not repatriate the funds to the Parent.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated on September 4, 2018 and has not yet begun operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 6) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company plans to offer a promissory note for up to $100,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $100,000 maximum.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through December 30, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.



Company Name	Mitte
Logo	
Headline	Create your own mineralized water, just like nature
Cover photo	

**Hero
Image**



Tags   Eco, Hardware, Lifestyle, Tech, Germany

Pitch text

Mitte highlights:

- Smart water system that turns tap water into purified and personalized mineralized water, right in your home
- Proprietary system of distillation-based purification technology and mineral cartridges
- Recently closed $10.6M seed round lead by Danone Manifesto Ventures, VisVires New Protein Capital, and Kärcher New Venture
- Seasoned repeat founders and team members specializing in engineering, water science, and business
- Targeting $200+ billion bottled water market
- Strong early market validation with successful crowdfunding campaign overfunded by 360%
- In production with the official launch in Q3 2019

Meet Mitte

Mitte is the first-of-its-kind smart home water system that purifies and enhances water through a process inspired by the natural water cycle.


60x Cleaner
Enhanced
Personalised
Smart

It works in two simple steps:


Purifies water with a proprietary distillation-based method.
Mitte makes the water not only pure but also healthy* by enhancing it with essential minerals.

In 2015, our Co-Founder and CTO Faebian Bastiman explored methods of water purification and mineralization as a side project to his university career. Inspired by the natural water cycle, he replicated the process in a machine. Two years later, that idea became the beautiful Mitte you see today.



The dirty truth about bottled water

The insatiable demand for bottled water is a huge problem. The world spends over $200B on bottled water every year. These figures are ever-growing.

A million plastic bottles are bought every minute, and that number will jump another 20% by 2021.

The consequence of plastic pollution ultimately finds its way back to us through our food chain.

More than

80%

of these bottles end up in our natural system, contributing to an environmental crisis that will soon be as serious as climate change.

The Guardian recently published an article on the widespread contamination of microplastics in our tap water. These microplastics remain in the body for years with unknown consequences.

Mitte replaces bottled water and reduces plastic waste, water waste, and carbon dioxide emissions. Users can create healthy water, pure and personalized with different minerals at home.

For every litre Mitte produces:



30x less Plastic used	28x less Carbon Footprint	20x less Water wasted
grams per liter of water	kg of CO2 per liter of water	ml wasted per liter of water
Mitte - 0.73	Mitte - 2.2	Mitte - 100
Bottled water - 21	Bottled water - 63	Bottled water - 2000

Healthy water isn't just what you take out. It's what you put back in.

Water can be an essential source of minerals for the human body, and many minerals have higher bioavailability in water than in food, such as calcium and magnesium. However, other water purification systems remove important minerals in water along with the contaminants, creating water that's pure but not healthy.

Mitte solves this problem by using mineral cartridges to replicate the process that occurs in nature when water flows through rocks, picking up minerals along the way. This unique process adds back all the minerals and trace elements that other water purifiers remove, giving users water that's not just clean, but also healthy.

Personalized mineral water
for different lifestyles



Our replaceable patent-pending mineral cartridges come in three varieties, creating waters with different mineral properties. Users can personalize their water to suit their lifestyle and taste. Whether they prefer a clean balanced everyday water, a sophisticated high mineral hit, or an alkaline water for detox and fitness, there's a Mitte to suit every need.

Mitte Vitality

A soft water with a balanced
neutral taste and zero sodium,
Mitte Balance is an everyday water
perfect for baby food preparation
and tea or coffee brewing.



Mitte Balance



A crisp drinking water with a high
mineral content and complex
flavor profile, Mitte Vitality is great
for those looking to benefit from
essential minerals for improved
physical and mental performance.

Mitte Alkaline

Rich in minerals and antioxidants,
Mitte Alkaline helps combat acidity
and fights free radicals in your
body. It also eases recovery after
intense physical activities.



The Mitte machine syncs up with the mobile app to further personalize the experience, giving users additional control and insights. It also allows users to monitor cartridge usage and set up (optional) demand-driven automatic ordering of new mineral cartridges. We only send them a new cartridge when their current one is running low.


Mitte: Designed by nature,
engineered in Germany

Our patent-pending (EU patent n° EP17154125) distillation chamber, termed the Peltier-driven-Distillation (PDD), purifies tap water. The PDD is based on the principle of a thermoelectric heat pump, driven by two Peltier elements.



The mitte PDD: How it works

1. Evaporation on 'hot side'
2. Condensation on 'cold side'
3. Recycling of energy on 'cold side'
4. Heat exchange process of input water against water on 'cold side'

Compared to other filtration-only systems such as pitcher filters, Mitte purifies water of all contaminants, such as harmful hormones, nitrates, fluorides, and microplastics. The result is perfect, pure water as the basis for remineralization.

The mineral cartridges then add back the essential minerals and trace elements that are good for your body, giving you water that's not just clean, but also healthy.





60x	3x	4x
Cleaner than pitcher filters	Cleaner than Reverse Osmosis systems	More energy efficient than other home distillers

Business model: Nespresso for water

With Mitte in their kitchens, our users have their own bottling facility for mineralized water at the push of a button.

Each cartridge produces 250 liters of water. Our goal is to bring Mitte water to market between the price range of $0.10 to $0.20 per liter. We aim to offer a premium and sustainable product at a highly competitive price.



Our business model is "Nespresso for water." We sell the machine with a nominal margin and earn recurring revenues from the sales of the mineral cartridges, which have a higher margin.

For the machine, our plan is to build a direct-to-consumer distribution model via e-commerce. This model will allow us to (a) keep our distribution costs low, (b) optimize our supply chain, and (c) build a strong brand relationship with customers.

Since the cartridges will be our main source of revenue, we want to keep control of their sales and only commercialize via our website and app. Many businesses have succeeded following this model, such as Xiaomi, OnePlus, and Nespresso.

Market size: Taking on the $200B+ bottled water market

We are creating a new product category that is at an intersection of the bottled water market and home purification devices, which is a massive business opportunity.



The bottled water market will reach 280 billion USD in 2020, growing at 8% year on year.

The global potable water purification solution market is worth 20B USD, and it's growing at an annual rate of 9.6%.

This proves the need for a solution like Mitte to cater to this overlapping segment.

Traction: 360% overfunded

We are supported by the European Regional Development Fund to develop a smart solution to purify and mineralize water.

In late 2017, we launched our presales crowdfunding campaign on Kickstarter and followed up with a pre-order campaign on Indiegogo InDemand. The former was overfunded by 360%, with backers pledging a total of €270,000 to our project.



We have 1,000 Kickstarter and Indiegogo backers, with 35% of them from the US and Canada, 60% from Europe with a strong German presence, and 5% from Australia and Hong Kong.

Our crowdfunding backer community is upbeat and extremely supportive of our project. We have managed to gather some of our backers together and compiled the following testimonials.



"I recommend Mitte to others because I think we shouldn't rely on plastic bottles, we shouldn't rely on going to stores to buy water, water is a human right, and this is the perfect solution when you can have the perfect clean water but in your home."

- Sarah Buggle, UK



"I think water should nourish your body, and Mitte is a good way to get your minerals."

- Mira Christian, Germany



"As a techie, I would say that it is awesome that you have an app on your phone. It's very futuristic and convenient."

- Bogdan Ciobotaru, Romania

The evolution of Mitte



Management team

Moritz Waldstein
CEO

Moritz (CEO) has worked in consulting and previously co-founded the company Coffee Circle, an e-commerce company that sells coffee directly from the farmers. He left Coffee Circle when it was in a stable situation and remains as a shareholder. He has a strong entrepreneurial background, relevant experience in product development, go-to-market strategies, and supply chain solutions.



Karan Sarin
CMO

Karan (CMO) has held leading positions in several startups related to consumer hardware and eCommerce platforms (e.g. OnePlus, Flipkart, etc). He is a serial entrepreneur who started an eCommerce company in 2011, which together with his previous experiences gives him outstanding expertise in generating consumer demand, developing brand, and setting up sales and distribution model.



Faebian Bastiman
CTO

Faebian (CTO) is a software engineer with a doctoral degree in electrical engineering specializing in hardware development. He played a key role in the development of our patent-pending purification technology and is deeply involved in all technical aspects of our product development process, from R&D to DFM.



Our management trio is complemented by an experienced team with a diverse skill set that includes: mechanical and electrical engineering, software development, water science, business development, product development, user experience, marketing, and e-commerce.

Our vision



Nothing is more fundamental to life than water itself. Access to safe drinking water is one of the highest development priorities of countries worldwide. At the same time, the pressure to find sustainable solutions is building. There is no more crucial time for action than now.

Our long-term vision is to create a Mitte ecosystem that replaces bottled water. We're starting by transforming the way we drink water at home. Our B2C offering with mineral cartridges goes towards brand building and proving sales traction, while our next steps to build solutions for on-the-go and B2B use cases will reach even more markets and consumers.

Press

Mashable   THE VERGE   WIRED

uncrate   BUSINESS INSIDER   DIGITAL TRENDS

Honors and awards



Join us



Join us in our mission to replace bottled water and revolutionize the way we drink water at home.

*Water contributes to the maintenance of normal regulation of the body's temperature when consumed at least 2.0 L per day.

Team

 Paula Montaldi   Business Development

 Fernando Fernandes   Quality Management Engineer

 Clara Lu   Marketing Manager

	James Tattersall	Head of User Experience & Design
	Dr. Wiebe Wagemans	Head of Innovation
	Marissa Mocenigo	Head of Digital
	Timothy Starbuck	Senior Electrical Engineer
	Stefanie Sand	Water Scientist
	Sandy Ragaie	Android Developer
	Maya Mardini	Mechanical Engineer
	Christoph Gerneth	Cloud Developer
	Thomas Arscott	Electronics and Electrical Engineering
	Amira El Mazny	Marketing Associate
	Benedikt Scholz	Business Development
	Sana Al-Badri	New Product Development Analyst
	Sinda Soussia	Embedded Engineer
	Spencer Kohan	iOS Developer

	Vitória Schuckar	Water Scientist
	Amr El-Far	Mechatronics Engineer
	Jeffrey Hartinger	Marketing Associate
	Benjamin Beck	Product Designer

Perks

$100 In addition to a repayment and return on your investment, you will receive a thank you letter from our Co-Founders.

$500 In addition to a repayment and return on your investment, you will receive a thank you letter from our Co-Founders and a special mention as a investor on our website.

FAQ

How is Mitte different from other water purification systems in the market?

1. Purity of water

Our distillation technology stands out from the crowd because of its high performance and efficiency. We provide water that is 60X cleaner than simple filtration and 5X cleaner than reverse osmosis systems. No parts of the machine allows for contaminants to re-enter the water.

2. Personalized enhancement

Other solutions remove both harmful contaminants and beneficial minerals in water via their "catch-all" purification process, while Mitte does not just purify water; we also enhance it with natural minerals that are essential for health. There are different mineral cartridge options available with varying levels of different minerals that you can pick for your needs and lifestyle.

3. Long-term consistency

Our foolproof machine and fail-safe mechanisms also ensure consistent performance over time. For example, if a membrane in a reverse osmosis system is damaged, the user has no way of knowing about that even though the water quality is impaired. Mitte, on the other hand, constantly monitors the quality of the water that it produces via our built-in sensors. If one part of the machine breaks down, there will be no water output at all to ensure your safety.

4. Smart and connected

The mitte machine is part of a connected ecosystem that can be synced up with our mobile app to further improve user experience and give you more control over the water that you drink.

5. Energy efficiency

Due to our patented water purification technology, we are also the most energy efficient countertop distiller in the market.

How effective is Mitte in removing pollutants from tap water?	Mitte uses our proprietary distillation technology that is inspired from the natural water cycle to purify tap water. We remove contaminants such as bacteria, viruses, organic and inorganic compounds, pesticides, pharmaceuticals, hormones, microplastics and more. Used by the World Health Organization as an indication of water quality, we refer to the Total Dissolved Solids (TDS) present in water. It is the total amount of mobile charged ions – minerals, salts or metals – that are dissolved in a given volume of water, expressed as parts per million (ppm). The smaller the TDS value, the purer the water. To benchmark mitte's performance, tap water has an average TDS value of 350 ppm while pure, distilled water is at 1 ppm. After purification, Mitte water has a TDS value of 3 ppm.
What minerals are there in the cartridges and what are they good for?	Each mineral cartridge comes with different mineral ingredients and levels, allowing you to personalize and create mineralized water that suits your lifestyle and taste: 1. Mitte Balance – A soft water with a balanced neutral taste and zero sodium, Mitte Balance is an everyday water, perfect for baby food preparation and tea or coffee brewing. 2. Mitte Vitality – A crisp drinking water with a high mineral content and complex flavor profile, Mitte Vitality is great for those looking to benefit from essential minerals for improved physical and mental performance. 3. Mitte Alkaline – A high-PH water rich in minerals and antioxidants, Mitte Alkaline helps combat acidity and fights free radicals in your body. It also eases recovery after intense physical activities, leading to increased energy levels and better health. For more information, you may refer to the compositions and ingredients on this page: https://mitte.co/personalize-your-water/
Can Mitte be used without a mineral cartridge?	Based on resources such as this report from the World Health Organization, drinking distilled water could potentially pose major risks for your health. This is also the reason why in Germany, all distilled water sold in bottles come with a warning on the label, stating that it is "Not suitable as drinking water!" (direct translation). At Mitte, we strongly believe that healthy water* is not just pure, but also enriched with essential minerals, and this cascades down to all aspects of our solution. Thus, the mineral cartridge is required for Mitte to do its job.

When will you start shipping Mitte?	We are moving to production stage right now and will be shipping in Q3 2019.

We have been working on Mitte for over two years to create a connected eco-system: our hardware, app, mineral cartridges, and cloud back-end. Mitte is currently moving from prototype stage towards ready-for-mass-production with our manufacturing partner.

The mass manufacturing process goes like this until shipping:

DFM process:
– Enter product specification discussion
– Carry out detailed optimization of machine design and structure for mass manufacture
– Review outcome of design, finalize and order parts for next stage

Prototyping and tooling:
– Build 1 prototype based on DFM process outcome so as to confirm that the design matches the specification
– Craft 2D drawings needed for tooling and preparations
– Tooling creation
– Assembly line setup
– Tester box building

Sample testing:
– Produce first Mitte samples of 20 – 30 units
– Test samples, carry out inspections, attain certification and evaluate production

At this stage, if we can assure the performance, reliability and quality of these first samples, then we can move ahead with getting everything ready for production and shipping. However, if there are issues with these samples, we'll have to go through iterations and modifications to fix them. We will keep you informed as we go along.

Why do I need the Mitte app?

The mitte app gives you more functionalities and control over the machine. For example:

- It sends you reminders when the machine needs some kind of maintenance.
- You can set up automatic cartridge ordering, allowing you to receive mineral cartridges based on usage. So you get fresh new cartridges just when you need them, only when you need them.
- You can actively monitor the machine when you are not home and check the water quality in real time, giving you a peace of mind.
- It tracks the amount of water dispensed from the machine, and consequently, the amount of water donated to the developing world via our partner, Water.Org.

Can Mitte work without internet connection?

Not connecting your Mitte to the internet won't prevent you from using basic functions such as dispensing water. The system is designed so that you don't need the app to use the machine.

However, we'd strongly encourage you to take full advantage of this is connected device. The hardware in itself has all the basic functions you need to operate the machine, but using it with the app gives you extra features and the best user experience. For example, you can check the quality of water, monitor machine performance, receive maintenance notifications, and get support while setting up the system.

What are the sources of ingredients for the mineral cartridges?	We take the greatest care to make sure that the best ingredients are used. First and foremost, we are only using ingredients that are FDA (Food and Drug Administration in US) approved and are certain and certified to not include any harmful substances. For sourcing and quality control we have been working with Doehler, one of the world's largest natural ingredient provider based in Germany. Doehler has over 500 food scientists and nutritionists. In addition, we have been working with great institutes and laboratories in Germany (e.g. Institute Kirchhoff in Berlin) to make sure that our products reach the quality we strive for. To make sure that our machine and cartridges also comply with microbiological risks (e.g. fungi and bacteria growth) we are also working with a laboratory in Barcelona focused on such long term tests. This is also complemented by self testing at the microbiological laboratories at our manufacturing partner in Taiwan. The safety of our cartridges will also be visible and accounted for by a voluntary NSF certification, which is based on rigorous testing.
How often do I need to replace the mineral cartridge?	Each mineral cartridge is good for mineralizing 250 liters (almost 66 gallons) of water. Thus the cartridge lifetime depends on how much water your household consumes. For example, if each person in a two-person household consumes 2 liters of Mitte water per day, the cartridge will last about two months.
How do I buy a new mineral cartridge?	You can set up demand-driven automatic ordering of mineral cartridges on your Mitte app. Each cartridge comes with an RFID tag, allowing the system to track usage, and automatically deliver you a new cartridge when your current one is running low. The process is based on actual usage, thus reducing wastage while ensuring that you'll never run out of water. Otherwise, cartridges can also be purchased individually in our webstore.
What type of materials are used in the production of Mitte?	We have chosen our materials carefully based on quality, costs, manufacturability and of course safety. The plastics that we are using are high grade food grade like PP, and do not leach unhealthy compounds into the water. The heating parts consist of stainless steel 316 and high grade food grade aluminium.
How much water does Mitte provide at any time?	Mitte uses our proprietary purification method based on distillation, which removes more contaminants from water than any other methods, with more consistent performance in the long term. Thus, the purification process takes some time. The machine purifies one liter of water every two hours (with a maximum purification rate of 12 liters or about 3 gallons per day). The purification process is always ongoing (unless the storage tank is full) to ensure a ready supply of drinking water. With smart sensors in the system, the machine and app will also remind you to refill the input water tank when needed, so that the purification process can always be carried out as soon as there is space available in the 4-liter storage tank.
How much energy does Mitte consume?	Mitte is designed to be very energy efficient. It consumes on average 0.12kWh while purifying. Since one liter takes 2 hours to be produced, the total energy consumption of the machine for the production of 1l of mitte water is 0.24kWh. (Please take into account that this is calculated for the typical use case, and that the actual energy consumption can slightly vary depending on your ambient conditions.)

How should I clean and maintain Mitte?

Maintenance includes wiping the storage and input water tanks with a cloth and adding salt from time to time just like you would for a dishwasher. We have an automatic resin regeneration feature that softens the input water before reaching the distillation stage, reducing the possibility of limescale forming on the unit. So all you'll have to do is to add salt for machine maintenance without having to acid descale your Mitte with descalers or cleaning agents.

You will be notified by the LEDs on the machine and in the app when it's time to do so. We are still running long term tests to determine how frequently that needs to be done, and in what quantities. More details will follow. This information will definitely be included in the usual manual as well.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

MITTE CORP.

Crowd Simple Debt Agreement (Crowd SDA)

Series 2019

THIS CERTIFIES THAT in exchange for the loan by [Lender Name] (the "**Lender**", and together with all other Series 2019 Crowd SDA holders, "**Lenders**") of $[________] (the "**Loan Amount**") on or about [Date of Crowd SDA], Mitte Corp., a Delaware corporation (the "**Company**"), hereby issues to the Lender the right to repayment, subject to the terms below.

The "**Annual Payment**" means an amount equal to or greater than the product of (i) the Loan Amount and (ii) the Interest Rate (defined below).

The "**Interest Rate**" is 10% simple interest per annum.

The "**Maturity Date**" is five (5) calendar years from the Payment Start Date (defined below).

The "**Minimum Return Multiple**" is 1.50X.

1. ***Note Terms***

(a) **Mechanics and Payments**. Subject to the terms and conditions of this instrument, the Company agrees to issue, sell and deliver to Lender, and Lender agrees to purchase from the Company an unsecured note in the amount of the applicable Loan Amount on the Closing Date (as defined in Section 2) and in the form attached as Exhibit A (each, a "**Note**" and collectively, the "**Notes**"). Beginning on the first

anniversary of the Closing Date ("**Payment Start Date**") the Company will pay to the Lender the Annual Payment. The Company must begin making Annual Payments at the Payment Start Date and continue making Annual Payments upon each anniversary of the Payment Start Date (each a "**Payment Date**") until the Crowd SDA is repaid in <u>full</u> either by (i) prepayment before the Maturity Date or (ii) repayment at the Maturity Date, in accordance with this Section. All Payments (whether Annual Payments or any Payment due at Maturity) will be due to the Lender within fifteen (15) calendar days of such Payment Date (or Payment Start Date). Additionally:

       (i)   All Payments under this instrument shall be applied first to accrued but unpaid interest, and next to outstanding principal;

       (ii)   The Company shall have the right to prepay this instrument in whole or in part without premium or penalty, provided the Lender must receive at least the minimum return, which equals the product of (i) the Loan Amount and (ii) the Minimum Return Multiple ("**Minimum Return**").

       (iii)   In the event the Company has made previous Annual Payments and the Company wishes to repay this instrument in <u>full</u>, the amount due to the Lender can be found by the product of the (i) Minimum Return less (ii) the sum of all Annual Payments previously made.

       (iv)   This instrument may be repaid or prepaid in accordance with the provisions of this Section, but once repaid or prepaid may not be reborrowed.

       (v)   Any Payment received after 5:00 P.M. (U.S. Eastern Time) on a banking day by the Paying Agent is deemed received on the next banking day.

       (vi)   For the avoidance of doubt, Annual Payments that reduce the Loan Amount will not reduce the Annual Payment due in the next year, provided this instrument is not terminated by a repayment of the Minimum Return to Lenders, in which case no further Annual Payments will be due.

     (b)   **Maturity**.   Upon the Maturity Date, the Company must repay this instrument in <u>full</u>, such amount due to the Lender being equal to the product of the (i) Minimum Return less (ii) the sum of all Annual Payments made.

     (c)   **Acceleration**. If there is an Event of Acceleration (defined in <u>Section 2</u>) before this instrument terminates in accordance with <u>Sections 1(a)</u> or <u>1(b)</u>, subject to the preferences applicable to any secured debt holder or holder of the Company's debt with higher priority, the Company shall immediately pay to the Investor the Minimum Return.

     (d)   **Termination**. This instrument will terminate (without relieving the Company or the Lender of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the repayment of this instrument in accordance with to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the Payment, or setting aside for Payment, of amounts due to the Lender pursuant to <u>Sections 1(c)</u>.

2. *Definitions*

"**Affiliate**" means any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another party. The term "control" "controlled", or "controlling" means the possession, directly or indirectly, of the power to direct the management and policies of a party, whether through the ownership of voting securities, by contract or otherwise.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Closing Date**" means the date on which Republic instructs the Escrow Agent to release all net proceeds of the Lenders' Loan Amounts from escrow to the Company, which shall be specified as the Closing Date.

"**Dissolution Event**" means, as it pertains to the Company or any Affiliate (i) a voluntary termination of operations, (ii) a general assignment for the benefit of creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code or law of similar status as they may apply in a foreign jurisdiction (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company or an Affiliate (excluding a Change of Control), whether voluntary or involuntary.

"**Escrow Agent**" means PrimeTrust LLC or whichever party the Company and Republic shall designate.

"**Event of Acceleration**" means:

> (i)   the Company's failure to pay any part of the principal or interest as and when due under this instrument for more than fifteen (15) calendar days past the time such payment is due;

> (ii)   an Affiliate's default on a material obligation or change to its business model ; or

> (iii)   a Dissolution Event; or

> (iv)   a Change of Control of the Company.

"**Paying Agent**" means PrimeTrust LLC or whichever party the Company and Republic shall designate.

3

"**Payment**" means any transfer of USD cash by Company to Lender.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Republic**" means OpenDeal Portal LLC., a Delaware limited liability company and a SEC-registered funding portal.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when the loan is repaid by the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(e)   The Company has the ability and will maintain records in which it may record, among other things, the Closing Date, the date and amount of any Annual Payments or other Payments made to the Lenders, and the unpaid balance of the Crowd SDA, if any, on the Maturity Date. Absent manifest error, such records shall be conclusive evidence of amounts paid and payable under this instrument and be binding upon the Company and the Lenders.

4. *Lender Representations*

(a)   The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Lender has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Lender understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Lender is purchasing this instrument and the securities to be acquired by the Lender hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Lender understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Lender's representations as expressed herein.

(d)   The Lender acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Lender acknowledges that the Lender has received all the information the Lender has requested from the Company and the Lender considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this instrument, the Lender is not relying on the advice or recommendations of the Company or of Republic and the Lender has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(g)   The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Lender hereunder.

(h) If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Lender's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Lender's jurisdiction. The Lender acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i) Each Lender further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j) Each Lender represents that the Lender understands the substantial likelihood that the Lender will suffer a **TOTAL LOSS** of all capital invested, and that Lender is prepared to bear the risk of such total loss.

(k) The Lender agrees (a) to use all non-public information received from the Company only to the extent necessary to enable the Lender to assess the Lender's loan to the Company and (b) not to disclose or provide any non-public information received from the Company to any person or entity without the Company's prior written consent. Ownership of all right, title and interest in any information made available to the Lender by the Company pursuant to this instrument shall remain at all times with the Company, and nothing in this Agreement shall give to Participant any right, title or interest in, or license to, any such information.

(j) The Lender acknowledges and agrees that the Company shall not be liable for any loss or damage act or omission on the part of the Paying Agent in connection with the Notes.

5. *Transfer Restrictions*.

(a) The Lender agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(b) The Lender understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SDA and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Lender and the Company or any agreement between the Lender and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE

SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Lender agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SDAs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Lender, or (ii) the Company and the majority of the Lenders (calculated based on the Loan Amount of each Lenders Crowd SDA).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of the Company's capital stock for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Lender to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Lender, including, without limitation, any general partner, managing member, officer or director of the Lender, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Lender; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Lender, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of New York,

7

without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(i)   This instrument may be executed in two or more counterparts and electronically, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party.

(j)   The Company and the Lender agree that they may use electronic signatures and, if doing so, agree to be subject to the provisions of the U.S. E-SIGN Act otherwise known as the Electronic Signatures in Global and National Commerce Act, as defined by ESIGN, Pub.L. 106-229, 14 Stat. 464, enacted June 30, 2000, 15 U.S.C., Ch. 96.

Signature Page Follows

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

MITTE CORP.
By: _____
Name: Moritz Waldstein Wartenberg
Title: Director and President
Address: c/o WG Service Partners LLC, 100 Wall Street, 10th Floor, New York, NY 10005
Email: moritz@mitte.co

INVESTOR:
By:
Name:

9

<u>EXHIBIT A</u>
Form of Note

[Principal]

FOR VALUE RECEIVED, MITTE CORP. (the "***Company***"), promises to pay to the order of [INVESTOR] ("***Payee***") (1) on the Maturity Date a payment in an amount equal to the Loan Amount, and (2) on the anniversaries of the date hereof, an interest payment equal to the Annual Payment (as defined in the Crowd SDA). Capitalized terms used but not otherwise defined in this Note (this "***Note***") have the meanings given such terms in that certain Crowd Simple Debt Agreement ("***Crowd SDA***"), dated as of [**DATE**], by and among the Company and Payee. Notwithstanding the foregoing paragraph, the Company shall pay to the Investor, pursuant to the terms of the Crowd SDA, a least the product of (x) the Loan Amount, and (y) the Minimum Return Multiple.

This Note is one of the "Notes" referred to in, and evidences indebtedness incurred under, the Note Purchase Agreement, to which reference is made for a description of the security for this Note and for a statement of the terms and conditions on which the Company is permitted and required to make prepayments and repayments, in whole or in part, of principal of the indebtedness evidenced by this Note and on which such indebtedness may be declared to be immediately due and payable.

Notwithstanding anything in this Note to the contrary, in no event shall the interest payable hereon, whether before or after maturity, exceed the maximum amount of interest which, under applicable law, may be contracted for, charged, or received on this Note.

If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Company and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the amounts payable hereunder.

The Company and all endorsers, sureties, and guarantors of this Note hereby severally waive demand, presentment, notice of demand and of dishonor and nonpayment of this Note, protest, notice of protest, notice of intention to accelerate the maturity of this Note, declaration or notice of acceleration of the maturity of this Note, diligence in collecting, the bringing of any suit against any party and any notice of or defense on account of any extensions, renewals, partial payments, or changes in any manner of or in this Note or in any of its terms, provisions, and covenants, or any releases or substitutions of any security, or any delay, indulgence, or other act of any trustee or any holder hereof, whether before or after maturity.

THIS NOTE HAS BEEN DELIVERED IN NEW YORK AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS).

Signature Page Follows

10

Signature Page to Form of Note

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

MITTE CORP.:
By:
Name: Moritz Waldstein Wartenberg
Title: Director and President
Address: c/o WG Service Partners LLC, 100 Wall Street, 10th Floor, NY NY 10005
Email: moritz@mitte.co

EXHIBIT D – VIDEO TRANSCRIPT

Water is the fundamental source of life.

And we all want to be sure
we are drinking the best water possible

Mitte created the world's first smart water system
that delivers you safe and healthy water.

Inspired by Nature,
Mitte reproduces the natural water cycle.

Through evaporation, condensation, and mineralization,
Mitte brings you healthy water, directly in your
kitchen.

Healthy water is two things: clean purified water AND
enhanced with minerals. Mitte gets rid of everything bad
and puts a lot of good in it.

mitte has been designed and tested, going though a
thousand hours of 3D printing and four working
prototypes, to arrive at the final model and make sure
you get healthy water.

Mitte proprietary purification technology first removes
all contaminants, like bacterias and viruses ; even
hormones and nitrates.

Water from Mitte is sixty times
cleaner than from a pitcher filter
and three times cleaner than a Reverse Osmosis system

After purification, the water is enhanced through a
mineral cartridge. You can personalize the water you want
to drink: soft - with low minerals; crisp - high mineral
water; and even alkaline - with high Ph.

The result is always a perfectly balanced mineralized
water of your choice.

Maybe you are like Anna. She wants what's best for her children. mitte helps her give her kids healthy and safe water.

She also cares about the environment and mitte allows her to get rid of plastic bottles.

Or like Katherine, who cares deeply about her health and wellbeing. She is obsessed with tea, and with Mitte she is sure it will always be perfect.

Or maybe you feel like Philip, who is passionate about his performance. The minerals and nutrients in the water from mitte help him with his diet and training.

He's also a technology enthusiast, and yes: mitte is connected. With an app that tracks and monitors water quality and automatically sends new cartridges whenever you need them.

This is what mitte offers. The right healthy water, for you.